Exhibit 99.1

Aphria Signs Letter of Intent for Exclusive Supply Agreement with Insumos Medicos, S.A. to Supply Medical Cannabis in Paraguay

LEAMINGTON, ON, Dec. 12, 2018 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that it has signed a Letter of Intent (the "LOI") with Insumos Medicos S.A. ("Insumos"), a Paraguayan pharmaceutical manufacturing, import and distribution company, to enter into an exclusive supply and distribution agreement to provide medical cannabis in Paraguay.

"Latin America continues to represent an important growth opportunity within the global medical cannabis industry, and we are excited to be among the first to enter the rapidly emerging market in Paraguay," said Jakob Ripshtein, President of Aphria. "Our strategic partner, Insumos, is well-positioned to establish a leading presence for the Company's products throughout the country. Aphria will continue to expand its footprint in the most strategic markets in Latin America and around the world through its diversified approach to innovation, partnerships and expansion."

Insumos is a distributor of pharmaceuticals to hospitals within Paraguay. Insumos has the network, relationships, and reach to bring Aphria's products to patients in need across the country. As part of the proposed agreement, Insumos will undertake the registration of Aphria's products with Paraguay's Ministry of Public Health and Social Welfare and appropriate licensing for the import of medical cannabis.

Upon completion of the proposed agreement, Paraguay will become the third market in Latin America, following Argentina and Colombia in which Aphria products will be distributed. Entering Paraguay is in line with the Company's continued long-term strategy for international expansion. Today, Aphria's global presence extends across Canada, Europe, Latin America, the Caribbean, Africa and Oceania.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 07:00e 12-DEC-18